UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number    333-10374

Jupiters Limited
(Exact name of registrant as specified in its charter)

5 Bowen Crescent, Melbourne, Victoria, 3004 Australia
Tel: 61-3-9868-2100
(Address, including zip code, and telephone number of registrant's principal executive offices)

8.5% Senior Redeemable Notes due 2006
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☐	Rule 12h-3(b)(l)(i) ☐
Rule 12g-4(a)(1)(ii) ☐	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(i) ☒	Rule 12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(2)(ii) ☐
Rule l5d-6 ☐

Approximate number of holders of record as of the certification or notice date:    None.

Pursuant to the requirements of the Securities Exchange Act of 1934, Jupiters Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 26, 2004	By:	/s/ PETER CAILLARD Peter Caillard Company Secretary